Exhibit 99.5

BROOKFIELD ASSET MANAGEMENT INC.

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BROOKFIELD ASSET MANAGEMENT LTD.

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BROOKFIELD ASSET MANAGEMENT ULC

TAX MATTERS AGREEMENT

December 8, 2022

TAX MATTERS AGREEMENT

This TAX MATTERS AGREEMENT is made as of December 8, 2022 (this “Agreement”) between Brookfield Asset Management Inc. (the “Corporation”), a corporation existing under the laws of Ontario, Brookfield Asset Management Ltd. (the “Manager”), a company incorporated under the laws of the Province of British Columbia, and Brookfield Asset Management ULC (the “Asset Management Company”), an unlimited liability company incorporated under the laws of the Province of British Columbia (the Corporation, the Manager, the Asset Management Company and each of the members of their respective Groups, as defined herein, are collectively referred to as the “Parties” and individually as a “Party”).

WHEREAS the Corporation is comprised of two distinct businesses: (i) a leading global alternative asset management business (the “Asset Management Business”), and (ii) a business focused on compounding capital over time through its investments in several operating businesses (the “Remaining Business”);

AND WHEREAS the Corporation wishes to divide its businesses into two publicly traded companies: (i) the Manager, a pure play asset manager which will hold 25% of the Asset Management Business (through its ownership interest in the Asset Management Company), and (ii) the Corporation, which will hold the Remaining Business and 75% of the Asset Management Business (through its ownership interest in the Asset Management Company), by means of the Pre-Arrangement Reorganization and the Arrangement (as such terms are defined herein);

AND WHEREAS on completion of the Arrangement, (i) 100% of the Asset Management Business will be held by the Asset Management Company, directly and indirectly through its Subsidiaries, (ii) the Corporation and the Manager will hold 75% and 25%, respectively, of the Asset Management Company, (iii) the Corporation Shareholders (as defined herein) will hold shares of the Manager, (iv) the Corporation will change its name to “Brookfield Corporation”, and (v) in addition to keeping the shares of the Corporation they already hold (a) holders of class A limited voting shares of the Corporation (“Corporation Class A Shares”) will receive one class A limited voting share of the Manager (a “Class A Share”) for every one Corporation Class A Share and (b) holders of class B limited voting shares of the Corporation (“Corporation Class B Shares”) will receive one class B limited voting share of the Manager (a “Class B Share”) for every one Corporation Class B Share held and (c) holders of class A preference shares, series 8 and series 9 (“Corporation Affected Preference Shares”) will receive, in exchange for each existing Corporation Affected Preference Share, a fraction of a Class A Share and a new class A preference share of the Corporation with terms comparable to the terms of the Corporation Affected Preference Share held but adjusted to reflect the distribution of Class A Shares, in each case, as of the record date for the Arrangement, and (vi) the Class A Shares will be listed and posted for trading on the Toronto Stock Exchange and the New York Stock Exchange;

AND WHEREAS the Parties will participate in the Pre-Arrangement Reorganization (as such terms are defined herein);

AND WHEREAS as a result of the Pre-Arrangement Reorganization and the Arrangement, the Parties desire to enter into this Agreement to provide for and agree upon the Parties’ respective rights, responsibilities and obligations with respect to Taxes and Tax Benefits arising prior to, as a result of, and subsequent to the Arrangement, the filing of Tax Returns, the control of Tax Proceedings and certain other matters relating to Taxes;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each Party, the Parties hereby covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions.

In this Agreement, including the recitals hereto, and unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:

(a)	“Affected Party” has the meaning given to such term in Section 2.4 of this Agreement.

(b)	“Affiliate” means, in respect of any Person, another Person if: (i) one of them is the Subsidiary of the other; or (ii) each of them is Controlled by the same Person.

(c)	“Agreement” has the meaning given to such term in the preamble to this Agreement.

(d)

“Applicable Law” (or “Applicable Tax Law,” as the case may be) means in respect of any Person: (i) any applicable domestic or foreign law including any statute, subordinate legislation or treaty; and (ii) any applicable guideline, directive, rule, standard, requirement, policy, order, judgment, injunction, award or decree of a Governmental Authority having the force of law.

(e)

“Arrangement” means an arrangement under Section 182 of the OBCA in accordance with the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments, variations or supplements to the Plan of Arrangement made in accordance with its terms, the terms of the Arrangement Agreement or made at the direction of the Court.

(f)	“Arrangement Agreement” means the arrangement agreement, including the schedules attached thereto, as supplemented or amended from time to time.

(g)

“Articles of Arrangement” means the articles of arrangement of the Corporation in respect of the Arrangement, to be filed with the OBCA Director pursuant to Section 183(1) of the OBCA after the Final Order is made, which shall include the Plan of Arrangement.

(h)	“Asset Management Business” has the meaning given to such term in the Preamble to this Agreement.

(i)	“Asset Management Company” has the meaning given to such term in the Preamble to this Agreement.

(j)	“Asset Management Company Group” means the Asset Management Company and its Subsidiaries but excluding the Perpetual Affiliates.

(k)

“Asset Management Services Agreement” means the asset management services agreement among the Manager and the Asset Management Company, which will provide for, among other things, the provision of services by the Manager to the Asset Management Company and its Subsidiaries.

(l)

“Business Day” means a day, other than a Saturday, Sunday or statutory or civic holiday in both Ontario and British Columbia, when banks are generally open for the transaction of business in both Toronto, Ontario and Vancouver, British Columbia.

(m)

“Canadian Tax Opinion” means an opinion of Torys LLP to be dated at or prior to the Effective Date, addressed to the Corporation Board and the Manager Board and otherwise in a form acceptable to the Corporation Board, confirming the Canadian federal income tax consequences of certain aspects of the Pre-Arrangement Reorganization and the Arrangement to the Parties.

(n)	“Class A Shares” means the class A limited voting shares in the capital of the Manager.

(o)	“Class B Shares” means the class B limited voting shares in the capital of the Manager.

(p)	“Closing of the Books Method” has the meaning given to such term in Section 2.5.1(i) of this Agreement.

(q)	“Code” means the Internal Revenue Code of 1986, as amended.

(r)

“Combined Tax Return” means any consolidated, combined, unitary, group or other similar Tax Return that actually includes, by election or otherwise, one or more members of the Corporation Group together with one or more members of the Asset Management Company Group.

(s)

“Control” means, when applied to a relationship between two Persons, that a Person (the “first Person”) is considered to control another Person (the “second Person”) if: (i) the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities, interests or contractual rights of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, or a majority of any other Persons who have the right to manage or supervise the management of the business and affairs of the second Person, unless that first Person holds the securities, interests or rights only to secure a debt or similar obligation; (ii) the second Person is a partnership, other than a limited partnership, and the first Person, together with any Person Controlled by the first Person, holds more than 50% of the interests (measured by votes or by value) of the partnership; or (iii) the second Person is a limited partnership and the general partner of the limited partnership is the first Person or any Person Controlled by the first Person, and the term “Controlled” has a corresponding meaning.

(t)	“Controlling Party” has the meaning given to such term in Section 5.2 of this Agreement.

(u)	“Corporation” has the meaning given to such term in the Preamble to this Agreement.

(v)	“Corporation Affected Preference Shares” means Corporation Class A Preference Shares, Series 8 and Corporation Class A Preference Shares, Series 9.

(w)	“Corporation Board” means the Board of Directors of the Corporation as constituted from time to time.

(x)	“Corporation Class A Shares” means the class A limited voting shares of the Corporation.

(y)	“Corporation Class B Shares” means the class B limited voting shares of the Corporation.

(z)

“Corporation Disclosure Letter” means the confidential disclosure letter executed and delivered by the Corporation to the Manager, the Asset Management Company and Subco in connection with the execution of the Arrangement Agreement, as may be amended and/or supplemented from time to time.

(aa)	“Corporation DSUPs” means the deferred share unit plans of the Corporation.

(bb)	“Corporation Escrowed Stock Plan” means the escrowed stock plan of the Corporation.

(cc)	“Corporation Group” means the Corporation and its Subsidiaries, including the Perpetual Affiliates but excluding the Asset Management Company and its Subsidiaries.

(dd)	“Corporation MSOPs” means the management share option plans of the Corporation.

(ee)	“Corporation Plans” means, collectively, the Corporation MSOPs, Corporation DSUPs, Corporation Restricted Stock Plans, Corporation RSUP and Corporation Escrowed Stock Plan.

(ff)	“Corporation RSUP” means the restricted share unit plan of the Corporation.

(gg)	“Corporation Restricted Stock Plans” means the restricted stock plans of the Corporation.

(hh)	“Corporation Shareholders” means the Corporation Class A Shareholders, the Corporation Class B Shareholders and the Corporation Affected Preference Shareholders at the applicable time.

(ii)	“Court” means the Ontario Superior Court of Justice.

(jj)	“Disclosing Party” has the meaning given to such term in Section 4.4 of this Agreement.

(kk)	“Effective Date” means the date upon which the Arrangement becomes effective as established by the date shown on the Certificate of Arrangement.

(ll)	“Extended Restriction Period” has the meaning given to such term in Section 6.2.1 of this Agreement.

(mm)

“Final Determination” means the final resolution of liability for any Tax, which resolution may be for a specific issue or adjustment or for a Taxable period by: (i) the expiry of time for objecting to the assessment or reassessment of Taxes, if no objection is made; (ii) a settlement agreement that is entered into in connection with an administrative or judicial proceeding; (iii) IRS Form 870-AD (or any successor form thereto), on the date of acceptance by or on behalf of the taxpayer, or by a comparable form under the laws of a state, local, or foreign taxing jurisdiction, except that a Form 870-AD or comparable form shall not constitute a Final Determination to the extent that it reserves (whether by its terms or by operation of Applicable Law) the right of the taxpayer to file a claim for refund or the right of the Tax Authority to assert a further deficiency in respect of such issue or adjustment or for such taxable period (as the case may be); (iv) a decision, judgment, decree, or other order by a court of competent jurisdiction, which has become final and unappealable; (v) a closing agreement or accepted offer in compromise under Sections 7121 or 7122 of the Code, or a comparable agreement under the Applicable Laws of a state, local, or foreign taxing jurisdiction; (vi) any allowance of a refund or credit in respect of an overpayment of a Tax, but only after the expiration of all periods during which such refund may be recovered (including by way of offset) by the jurisdiction imposing such Tax; (vii) a final settlement resulting from a treaty-based competent authority determination; or (viii) any other final disposition, including by reason of the expiration of the applicable statute of limitations, the execution of a pre-filing agreement with the IRS or other Tax Authority, or by mutual agreement of the parties.

(nn)	“Final Order” means the final order of the Court or, if appealed, the final order affirmed by an appellate court, approving the Arrangement, pursuant to Section 182 of the OBCA.

(oo)

“Governmental Authority” (or “Tax Authority,” as the case may be) means any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or quasi-governmental entity or municipality, or political or other subdivision thereof, department, commission, board, self-regulating authority, regulatory body, bureau, branch, or authority, or any agency or instrumentality of any such government, governmental or quasi-governmental entity or municipality, or political or other subdivision thereof, or any federal, provincial, territorial, state, local or foreign court, commission, board, agency, arbitrator or other tribunal, and any other entity exercising executive, legislative, judicial, taxing, regulatory, or administrative powers or functions of government, and any official of any of the foregoing, including any securities commission or stock exchange.

(pp)	“Group” means the Corporation Group, the Manager Group and the Asset Management Company Group.

(qq)	“Indemnified Person” means each Person, actually or potentially, entitled to indemnification pursuant to Article 7.

(rr)	“Indemnifying Party” means a Party that is, actually or potentially, required to indemnify an Indemnified Party pursuant to Article 7.

(ss)

“Intended Tax Treatment” means the tax consequences of certain aspects of the Pre-Arrangement Reorganization, the Arrangement and certain other transactions occurring in conjunction therewith as described and set forth in the Arrangement Agreement and each applicable Tax Opinion.

(tt)	“IRS” means the United States Internal Revenue Service.

(uu)

“Joint Tax Return” means any consolidated, combined, unitary, group or other similar Tax Return that actually includes, one or more members of the Corporation Group together with one or more members of the Asset Management Company Group.

(vv)	“Liabilities” means any claims, liabilities, losses, damages, costs or expenses (including legal fees).

(ww)

“Loss” means any loss, liability, damage, cost, expense, charge, fine, penalty or assessment of whatever nature or kind, including Taxes, the reasonable out-of-pocket costs and expenses of any action, suit, proceeding, demand, assessment, judgment, settlement or compromise relating thereto, fines and penalties and reasonable legal fees (on a solicitor and its own client basis) and disbursements, excluding loss of profits and consequential damages.

(xx)	“Manager” has the meaning given to such term in the Preamble to this Agreement.

(yy)	“Manager Escrowed Stock Plan” means the escrowed stock plan of the Manager to be adopted in connection with the Arrangement.

(zz)	“Manager Group” means the Manager and its Subsidiaries.

(aaa)	“Manager MSOP” means the management share option plan of the Manager to be adopted in connection with the Arrangement.

(bbb)	“Non-Controlling Party” has the meaning given to such term in Section 5.2 of this Agreement.

(ccc)

“Oaktree Exchange Agreement” means that certain Third Amended and Restated Exchange Agreement (as amended, restated or otherwise modified from time to time), dated as of September 30, 2019, by and among Atlas Holdings, LLC, Atlas OCM Holdings, LLC, Oaktree Capital Group, LLC, OCM Holdings I, LLC, Oaktree New Holdings, LLC, Oaktree AIF Holdings II, LLC, Oaktree Holdings, Ltd., Oaktree Capital Group Holdings, L.P., Oaktree Capital I, L.P, Oaktree Capital II, L.P., Oaktree Capital Management, L.P., Oaktree Capital Management (Cayman), L.P., Oaktree AIF Investments, L.P., Oaktree Investment Holdings, L.P, OCGH ExchangeCo, L.P., the OCGH Limited Partners (as defined therein), the Corporation (solely for certain limited purposes), and the other parties thereto from time to time.

(ddd)

“Oaktree Tax Receivable Agreement” means that certain Third Amended and Restated Tax Receivable Agreement (as amended, restated or otherwise modified from time to time), dated as of September 30, 2019, by and among the Corporation, Oaktree Holdings, Inc., Oaktree AIF Holdings, Inc., Oaktree Capital II, L.P., Oaktree Capital Management, L.P., Oaktree Investment Holdings, L.P. Oaktree AIF Investments, L.P., the Partnerships (as defined therein), Oaktree Capital Group Holdings, L.P., the Limited Partners (as defined therein), and the other parties thereto from time to time.

(eee)	“OBCA” means the Business Corporations Act (Ontario) and the regulations made thereunder, each as amended from time to time.

(fff)

“OEP Exchange Agreement” means that certain Exchange Agreement (as amended, restated or otherwise modified from time to time), dated as of April 7, 2022, by and among Atlas Holdings, LLC, Atlas OCM Holdings, LLC, Oaktree Capital Group, LLC, OCM Holdings I, LLC, Oaktree New Holdings, LLC, Oaktree AIF Holdings II, LLC, Oaktree Holdings, Ltd., Oaktree Capital Group Holdings, L.P., Oaktree Equity Plan, L.P., Oaktree Capital I, L.P, Oaktree Capital II, L.P., Oaktree Capital Management, L.P., Oaktree Capital Management (Cayman), L.P., Oaktree AIF Investments, L.P., Oaktree Investment Holdings, L.P, the OEP Limited Partners (as defined therein), the Corporation (solely for certain limited purposes) and the other parties thereto from time to time.

(ggg)	“Parties” has the meaning given to such term in the Preamble to this Agreement.

(hhh)	“Past Practices” has the meaning given to such term in Section 2.7.1 of this Agreement.

(iii)

“Perpetual Affiliates” means Brookfield Renewable Partners L.P., Brookfield Infrastructure Partners L.P., Brookfield Business Partners L.P. and Brookfield Property Partners L.P., in each case, together with each of their Subsidiaries.

(jjj)	“Person” has the meaning set out in Section 1.2(c).

(kkk)

“Plan of Arrangement” means the plan of arrangement attached as Schedule “A” to the Arrangement Agreement, as amended, varied or supplemented in accordance with the terms thereof, the terms of the Arrangement Agreement or made at the discretion of the Court.

(lll)	“Post-Arrangement Period” means any Taxable period beginning after the Effective Date of the Arrangement.

(mmm)

“Pre-Arrangement Period” means any Taxable period ending on or before the Effective Date of the Arrangement and, in the case of any Joint Tax Return or Combined Tax Return, the portion of such Taxable period ending on the Effective Date.

(nnn)

Pre-Arrangement Reorganization” means the transactions and actions for certain reorganizations and the transfer of the assets and liabilities of the Corporation and its Subsidiaries relating to the Asset Management Business to the Asset Management Company, as further described in the Corporation Disclosure Letter.

(ooo)	“Preparing Party” has the meaning given to such term in Section 2.6.1 of this Agreement.

(ppp)	“Receiving Party” has the meaning given to such term in Section 4.4 of this Agreement.

(qqq)	“Relationship Agreement” means the relationship agreement among the Corporation, the Manager and the Asset Management Company, which will govern aspects of their relationship.

(rrr)	“Remaining Business” has the meaning given to such term in the Preamble to this Agreement.

(sss)

“Representatives” means, collectively, the directors, officers, employees, agents and advisors of a Party at any time and their respective heirs, executors, administrators and other legal representatives and all of their respective successors and assigns.

(ttt)	“Responsible Party” has the meaning given to such term in Section 2.6.1 of this Agreement.

(uuu)	“Restriction Period” means the period ending the day after the second anniversary of the Effective Date of the Arrangement.

(vvv)

“Ruling” means a ruling issued by an applicable Taxing Authority, such as the Canada Revenue Agency or the IRS, pursuant to a ruling request filed by, or on behalf of, the Corporation, the Manager and/or the Asset Management Company, as applicable.

(www)

“Satisfactory Guidance” means either a Ruling or a Subsequent Tax Opinion in either case, reasonably acceptable to the Party to whom it is delivered as described in Sections 6.1.2 or 6.2.2, in both form and substance, including with respect to any underlying assumptions or representations and any legal analysis contained therein, and concluding that the proposed action, omission or transaction prompting the Ruling or Subsequent Tax Opinion should not cause any applicable step or aspect of the Pre-Arrangement Reorganization, the Arrangement and/or certain other transactions occurring in conjunction therewith to fail or cease to qualify for its Intended Tax Treatment.

(xxx)

“Separate Tax Return” means (i) any Tax Return of or including any member of the Corporation Group (including any consolidated, combined, unitary or group Tax Return) that does not include any member of the Manager Group or the Asset Management Company Group, (ii) any Tax Return of or including any member of the Manager Group (including any consolidated, combined, unitary or group Tax Return) that does not include any member of the Corporation Group or the Asset Management Company Group, and (iii) any Tax Return of or including any member of the Asset Management Company Group (including any consolidated, combined, unitary or group Tax Return) that does not include any member of the Corporation Group or the Manager Group.

(yyy)	“Specified Action” has the meaning given to such term in Section 6.2 of this Agreement.

(zzz)	“Specified Corporation” has the meaning attributed to such term in subsection 55(1) of the Tax Act.

(aaaa)

“Subsequent Tax Opinion” means an opinion of Tax Counsel which permits the Party to whom such opinion is provided to pursuant to Section 6.1.2 or 6.2.2 to rely on such opinion; provided that the Tax Counsel, in issuing its opinion, shall be permitted to rely on the validity and correctness, as of the date given, of the applicable Tax Opinion and any previously issued Tax Opinions and Rulings, unless such reliance would be unreasonable under the circumstances, and shall assume that the applicable steps or aspects of the Pre-Arrangement Reorganization, the Arrangement and/or certain other transactions occurring in conjunction therewith would have qualified for the Intended Tax Treatment if the proposed action, omission or transaction prompting the Subsequent Tax Opinion did or did not occur, as applicable.

(bbbb)	“Subsidiary” means, at a particular time, a Person Controlled, directly or indirectly, by another Person.

(cccc)	“Tax Act” means the Income Tax Act (Canada), as amended, including the regulations promulgated thereunder.

(dddd)

“Tax Contest” means any pending or threatened audit, review, examination, assessment, reassessment or any other administrative or judicial proceeding with the purpose or effect of redetermining Taxes (including any administrative or judicial review of any claim for refund).

(eeee)	“Tax Counsel” means a nationally recognized law firm or accounting firm.

(ffff)	“Taxable period” means, with respect to any Tax, the period for which the Tax is reported as provided under the Tax Act, the Code or other Applicable Tax Law.

(gggg)

“Taxes” includes all applicable present and future income taxes, capital taxes, stamp taxes, charges to tax, withholdings, sales and use taxes, value added taxes and goods and services taxes, harmonized sales taxes and all penalties, interest and other payments on or in respect thereof.

(hhhh)	“Tax Opinions” means the Canadian Tax Opinion and the U.S. Tax Opinion.

(iiii)

“Tax Records” means any (i) Tax Returns, (ii) Tax Return workpapers, (iii) documentation relating to any Tax Contests, and (iv) any other books of account or records (whether or not in written, electronic, or other tangible or intangible forms and whether or not stored on electronic or any other medium) required to be maintained under the Tax Act, the Code or other Applicable Tax Laws or under any record retention agreement with any Tax Authority, in each case filed with respect to or otherwise relating to Taxes.

(jjjj)

“Tax Return” means any report of Taxes due, any claim for refund of Taxes paid, any information return with respect to Taxes, or any other similar report, statement, declaration, or document, election or designation required to be filed under the Tax Act, the Code or other Applicable Tax Law with respect to Taxes, including any attachments, exhibits, or other materials submitted with any of the foregoing, and including any amendments or supplements to any of the foregoing.

(kkkk)	“Third Party Claim” has the meaning given to such term in Section 7.2.1 of this Agreement.

(llll)

“Transfer Tax” means any sale, use, value-added, goods and services, consumption, excise, transfer, stamp, documentary, filing, recordation Tax or similar Tax, in each case imposed or payable as a result of the Pre-Arrangement Reorganization, the Arrangement or certain related transactions thereto.

(mmmm)

“Transitional Services Agreement” means the transitional services agreement among the Corporation, the Manager and the Asset Management Company, which will provide for, among other things, the provision of certain services on a transitional basis.

(nnnn)	“Treasury Regulations” means the final, temporary or proposed U.S. federal income tax regulations promulgated under the Code, as such tax regulations may be amended from time to time.

(oooo)	“U.S. Securities Act” means the United States Securities Act of 1933 as amended, and the rules and regulations promulgated thereunder.

(pppp)

“U.S. Tax Opinion” means an opinion of Weil, Gotshal & Manges LLP to be dated at or prior to the Effective Date, addressed to the Corporation Board and the Manager Board and otherwise in a form acceptable to the Corporation Board, confirming the U.S. federal tax consequences of certain transactions pursuant to the Pre-Arrangement Reorganization and the Arrangement.

1.2	Interpretation.

Unless the context otherwise requires:

(a)	words importing the singular will include the plural and vice versa, words importing gender will include all genders or the neuter, and words importing the neuter will include all genders;

(b)

the words “include”, “includes”, “including”, or any variations thereof, when following any general term or statement, are not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(c)

references to any an individual, sole proprietorship, partnership, unincorporated association, unincorporated organization, unincorporated syndicate, trust, body corporate, and a natural person in his or her capacity as trustee, executor, administrator or other legal or personal representative (each, a “Person”) include such Person’s successors and permitted assigns;

(d)

any reference to this Agreement or any other agreement, document or instrument will be construed as a reference to this Agreement or, as the case may be, such other agreement, document or instrument as the same may have been, or may from time to time be, amended, varied, replaced, amended and restated, supplemented or otherwise modified; and

(e)

in the event that any day on which any amount is to be determined or any action is required to be taken hereunder is not a business day, then such amount will be determined, or such action will be required to be taken at or before the requisite time on the next succeeding day that is a business day.

1.3	Invalidity of Provisions.

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction will not affect the validity or enforceability of any other provision hereof. To the extent permitted by Applicable Law, the Parties waive any provision of law, which renders any provision of this Agreement invalid or unenforceable in any respect. The Parties will engage in good faith negotiations to replace any provision which is declared invalid or unenforceable with a valid and enforceable provision, the economic effect of which comes as close as possible to that of the invalid or unenforceable provision which it replaces.

1.4	Entire Agreement.

This Agreement constitutes the entire agreement between the Parties pertaining to the subject matter of this Agreement. Any and all existing Tax agreements or arrangements, written or unwritten, between any Party, if not previously terminated, shall be terminated as of the Effective Date without any further action by the Parties thereto. After the Effective Date, no Party shall have any further rights or liabilities thereunder, and this Agreement, the Arrangement Agreement and certain other agreements (to the extent such other agreements reflect an agreement between the Parties as to any matters pertaining to Tax) shall be the sole agreements between the Parties; provided that in the event of any conflict or inconsistency between the terms of this Agreement and the terms of the Arrangement Agreement or any other ancillary agreements, the terms of this Agreement shall control in all respects except as otherwise provided herein.

1.5	Amendment; Waiver.

This Agreement may not be amended or modified except by an agreement in writing executed by each of the Parties. Except as expressly provided in this Agreement, no waiver of this Agreement will be binding unless executed in writing by the Party to be bound thereby. No waiver of any provision of this Agreement will constitute a waiver of any other provision nor will any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

1.6	Governing Law

This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the courts of the Province of Ontario and waives objection to the venue of any proceeding in such court or any argument that such court provides an inconvenient forum.

ARTICLE 2

PREPARATION AND FILING OF TAX RETURNS

2.1	Separate Tax Returns.

2.1.1 The Corporation shall be responsible for preparing and timely filing, or causing any Corporation Group member to prepare and timely file, any Pre-Arrangement Period or Post-Arrangement Period Separate Tax Return that is required to be filed pursuant to Applicable Tax Law by, or with respect to, the Corporation or any member of the Corporation Group.

2.1.2 The Manager shall be responsible for preparing and timely filing, or causing any Manager Group member to prepare and timely file, any Pre-Arrangement Period or Post-Arrangement Period Separate Tax Return that is required to be filed pursuant to Applicable Tax Law by, or with respect to, the Manager or any member of the Manager Group.

2.1.3 The Asset Management Company shall be responsible for preparing and timely filing, or causing any member of the Asset Management Company Group to prepare and timely file, any Pre-Arrangement Period or Post-Arrangement Period Separate Tax Return that is required to be filed pursuant to Applicable Tax Law by, or with respect to, any member of the Asset Management Company Group.

2.1.4 For the avoidance of doubt, with respect to the section 85 elections under the Tax Act (and the corresponding provisions of any applicable provincial tax legislation) referred to in Section 6.1.3, the “transferor” in each such election shall be responsible for preparing such election.

2.2	Joint Tax Returns and Other Combined Tax Returns.

2.2.1 The Corporation shall be responsible for preparing and timely filing, or causing any Corporation Group member to prepare and timely file, any Joint Tax Return that is required to be prepared and filed pursuant to Applicable Tax Law. In addition, the Corporation shall have the authority, in its sole discretion, to file (or determine to not file) any other Tax Return on a consolidated, combined, unitary or other group or joint basis (with respect to any such Tax Returns, “Combined Tax Returns”), if such Combined Tax Return would include at least one member of the Corporation Group and the Asset Management Company Group and the filing of such Tax Return is elective under Applicable Tax Law. To the extent the Corporation elects to file any Combined Tax Return, each applicable Asset Management Company Group member shall execute and file such consents, elections and other documents as may be required, appropriate or otherwise requested by the Corporation in connection with the preparation and filing of any such Combined Tax Return.

2.2.2 To the extent any Joint Tax Return or any Combined Tax Return reflects operations of any Asset Management Company Group member for a Taxable period that includes the Effective Date, the Corporation (or any applicable Corporation Group member) shall include in such Joint Tax Return or Combined Tax Return the results of any such Asset Management Company Group member, as the case may be, on the basis of the proration and allocation conventions set forth in Section 2.5 hereof. The Corporation shall provide to the Asset Management Company a copy of a substantially completed draft of any Joint Tax Return or Combined Tax Return, including any information relating to such Tax Return that is reasonably necessary for the Asset Management Company’s review of such Tax Return (or as may be required for the preparation and filings of any Separate Company Returns that are required to be filed pursuant to Section 2.1) as soon as reasonably practicable before the applicable due date of such Tax Return (taking into account any extension validly obtained). The Asset Management Company shall thereafter have the right to review and comment on any Tax Return described in Section 2.2.1, and the Corporation shall, in good faith, work with the Asset Management Company to resolve any disputes or disagreements relating thereto; provided, however, that the Corporation shall control, in its sole discretion, the decision to accept any such comments and, for the avoidance of doubt, the consent of the Asset Management Company is not required to file any Joint Tax Return or Combined Tax Return described in this Section 2.2.2.

2.2.3 If a member of the Asset Management Company Group is responsible for the filing of any Joint Tax Return or Combined Tax Return under Applicable Law, and for which was prepared by the Corporation (or members of the Corporation Group), the Corporation shall, subject to the procedures set forth in Section 2.2.2 and Section 2.5, deliver such prepared Tax Return (including any Tax Records relevant to such Tax Return as required pursuant to Section 4.3) to the applicable Asset Management Company Group member in advance of the applicable filing deadline (taking into account any extension validly obtained) and such applicable Asset Management Company Group member shall sign the Tax Return prepared (or caused to be prepared) by the Corporation subject to the provisions of Section 2.6.2.

2.2.4 With respect to any Separate Tax Return for which any member of the Corporation Group or the Asset Management Company Group is responsible for pursuant to Section 2.1, each applicable Party shall (x) allocate Tax items between any Separate Tax Return for which such Party is responsible and any related Joint Tax Return or Combined Tax Return that is filed with respect to the same Tax Year in a manner that is consistent with the reporting of such Tax items on such related Joint Tax Return or Combined Tax Return and (y) make any applicable elections required under Applicable Tax Law, as may be necessary to affect any such allocations.

2.3	Transfer Tax Returns and Other Tax Filings.

The Party required under Applicable Tax Law to file any Tax Returns in respect of Transfer Taxes or any other Tax Returns (or related filings) in respect of any other any Tax matters (excluding any Amended Returns covered by Section 2.4) shall prepare and file (or cause to be prepared and filed) such Tax Returns. If required by Applicable Tax Law, the Corporation, the Manager and the Asset Management Company shall, and shall cause their respective Group members to, cooperate in preparing and filing, and join the execution of, any such Tax Returns.

2.4	Amended Tax Returns and Other Actions.

2.4.1 Subject to Section 2.4.2, any amended Tax Return or claim for a Tax refund (or any other similar benefits) with respect to any Party may be made by the Party responsible for filing the original Tax Return as set forth in this Article 2. To the extent that any Tax benefits (or any other similar benefits arising from such amended Tax Return) are derived from the filing of an amended Tax Return (including with the consent of an Affected Party obtained pursuant to Section 2.4.2), the Party responsible for filing such Tax Return shall be entitled to receive any such Tax Benefits, except to the extent otherwise agreed to by the Parties in writing.

2.4.2 No Party shall file an amended Tax Return, amend or revoke any Tax election or apply to any Tax Authority for any binding or non-binding opinion, ruling or other determination with respect a Tax Return if such action is likely to increase the Tax liability of, or give rise to a payment under Article 3 of this Agreement by, any other Party (with respect to such party, an “Affected Party”) without the prior written consent of any such Affected Party (which consent shall not be unreasonably withheld, delayed or conditioned); provided, however, that this limitation shall not apply to prevent, or otherwise limit, the Corporation’s ability, in its sole discretion, to file any amended Joint Tax Returns or Combined Tax Returns, as the case may be.

2.5	Proration of Taxes and Allocation Conventions.

2.5.1 In the event that it becomes necessary to allocate Taxes between the Pre-Arrangement Period and Post-Arrangement Period for any Tax Returns required to be filed pursuant to this Article 2:

i.

all Taxes based upon or measured by net or gross income or gains shall be apportioned between portions of a Taxable period based on a hypothetical closing of the books and records (the “Closing of the Books Method”) on the close of the Effective Date of the Arrangement (in the event that the Effective Date is not the last day of the Taxable period, as if the Effective Date were the last day of the Taxable period), subject to adjustment for any Tax items that accrued on the Effective Date that are properly allocable to the Taxable period following the Effective Date, as determined in accordance with the principles of Treasury Regulation Section 1.1502-76(b) (or of any similar provisions of state, local or foreign Applicable Tax Law), provided that any Tax item of any applicable Group member arising from a transaction engaged in outside the ordinary course of business on the Effective Date shall be allocated to such Group member and, for the avoidance of doubt, the foregoing shall not include any action that is undertaken pursuant to the Pre-Arrangement Reorganization, Arrangement or any other transactions arising in conjunction therewith; and

ii.

all Taxes not based upon or measured by net or gross income or specific events (e.g., Taxes imposed on a periodic basis, such as property Taxes) shall be apportioned between the Pre-Arrangement Period and Post-Arrangement Period on a pro rata basis in accordance with the number of days in each Taxable period.

2.5.2 Notwithstanding the allocation conventions set forth in Section 2.5.1, the Corporation and the Asset Management Company shall have the authority, upon mutual written consent and agreement, to allocate any Tax items, as may be applicable for any Tax Return, using any other reasonable allocation method or convention as provided for under Applicable Tax Law.

2.6	Determination of Responsible Party and Other Preparing Parties.

2.6.1 The Corporation, in consultation with the Asset Management Company, shall work together to determine which Party (or any of their respective Group members) is required to file any Tax Return (including any Joint Tax Returns or Combined Tax Returns described in Section 2.2) under Applicable Tax Law (with respect to such party, a “Responsible Party”). Notwithstanding the designation of a Responsible Party, the Parties shall have the authority, upon mutual written consent and agreement, to designate any other Party (other than the Responsible Party) as the Party responsible for preparing any Tax Return described in this Article 2 (with respect to such party, a “Preparing Party”), provided that if another Party is designated as the Preparing Party such Preparing Party shall deliver such Tax Return to the Responsible Party in advance of the applicable filing deadline (taking into account any extension validly obtained).

2.6.2 In the event that a Party is required under Applicable Tax Law to sign a Tax Return for which another Party is the Preparing Party (including any Joint Tax Returns or Combined Tax Returns described in Section 2.2), such Responsible Party shall nevertheless sign the Tax Return prepared (or caused to be prepared) by the Preparing Party if each material position taken on such Tax Return has substantial authority as that term is defined under Section 6662 of the Code (or the equivalent under any state, local, or foreign Applicable Tax Law). For the avoidance of doubt, nothing provided in this Section 2.6.2 changes, alters or in any way impacts the Responsible Party’s payment obligations set forth in Article 3 or any other obligations and/payments arising from any Tax Contest described in Article 5.

2.7	Preparation and Filing Procedures.

2.7.1 Except as provided in Section 2.7.2, or in any other Section of this Agreement, each of the Corporation, the Manager and the Asset Management Company shall prepare, or cause their respective Group members to prepare, any Tax Return, which such Party has (under this Article 2) the obligation and right to prepare, using past practices, accounting methods, elections or conventions (“Past Practices”) used with respect to the Tax Returns in question (unless there is no reasonable basis for the use of such Past Practices), and to the extent any items are not covered by Past Practices (or in the event that there is no reasonable basis for the use of such Past Practices), in accordance with reasonable Tax accounting practices and, in all cases, that are consistent with Applicable Tax Law.

2.7.2 Unless and until there has been a Final Determination to the contrary, each Party (together with such Parties’ respective Group members) shall not take any position on any Tax Return or in connection with any Tax Contest with respect to any Tax Return that is inconsistent with the Intended Tax Treatment associated with the Pre-Arrangement Reorganization, the Arrangement and certain other transactions occurring in conjunction therewith as described and set forth in the Tax Opinions, taking into account the jurisdiction in which such Tax Return is filed.

ARTICLE 3

TAX PAYMENTS

3.1	Payment of Taxes.

3.1.1 The Corporation shall pay (or cause the applicable member of the Corporation Group to pay) to the proper Tax Authority the Tax shown as due on any Tax Return for which the Corporation (or the applicable member of the Corporation Group) is responsible for under Article 2 (including, for the avoidance of doubt, any Joint Tax Return or Combined Tax Return for all Pre-Arrangement Periods).

3.1.2 The Manager shall pay (or cause the applicable member of the Manager Group to pay) to the proper Tax Authority the Tax shown as due on any Tax Return for which the Manager (or the applicable member of the Manager Group) is responsible for under Article 2.

3.1.3 The Asset Management Company shall pay (or cause the applicable member of the Asset Management Group to pay) to the proper Tax Authority the Tax shown as due on any Tax Return for which the Asset Management Company (or the applicable member of the Asset Management Company Group) is responsible for under Article 2.

3.1.4 For the avoidance of doubt, each of the Corporation, the Manager and the Asset Management Company shall also pay (or cause the applicable member of their respective Group to pay) any amounts arising from any Tax Contest in respect of a Tax Return that such Party (or the applicable member of such Party’s Group) is responsible for under Article 2.

3.2	Employment Taxes.

Notwithstanding anything contained herein to the contrary, this Agreement, including this Article 3, shall not apply with respect to employment Taxes. All matters pertaining to employment Taxes or any other employment matter (e.g., allocation of costs, deductibility, provision of award grants) are, or will be, addressed in certain other agreements including the Relationship Agreement, Transitional Services Agreement, Asset Management Services Agreement, as well as certain other ancillary agreements entered into by the Parties pertaining to either the Corporation’s or Manager’s Escrowed Stock Plans, Restricted Stock Plans, MSOPs, DSUPs, and any other employee incentive plans provided by the Parties.

3.3	Transfer Taxes.

The Parties shall cooperate with each other and shall use their commercially reasonable efforts to reduce any Transfer Taxes. Except as otherwise agreed upon by the Parties in writing, each Party required under Applicable Tax Law to file a Tax Return in respect of Transfer Taxes shall be the Party responsible for paying to the proper Tax Authority the Transfer Tax shown as due on any such Tax Return.

3.4	Prior Payments.

For the avoidance of doubt, no Party shall have any obligation under this Article 3 to reimburse another Party for payments made by the other Party prior to the Effective Date of the Arrangement in respect of Taxes for which the first Party is allocated the responsibility under this Agreement for such Taxes (whether such payments are made to a Tax Authority, or to the first Party, or to any other Party).

ARTICLE 4

ASSISTANCE AND COOPERATION; TAX RECORDS

4.1	Cooperation.

The Parties shall cooperate (and shall cause their respective Group members to cooperate) with each other, and with each other’s Representatives, in connection with any Tax matters, including provision of relevant documents and information in their possession (including Tax Records) and making available to each other, as reasonably requested and available, personnel (including officers, directors, employees and agents of the Parties or their respective Group members) responsible for preparing, maintaining, and interpreting information and documents relevant to Taxes, and personnel reasonably required as witnesses or for purposes of providing information or documents in connection with any Tax Contest.

4.2	Retention of Tax Records.

Each Party shall preserve (and shall cause their respective Group members to preserve) all Tax Records that are in their possession, and that could be relevant to or affect the liability of any other Party (or members of such other Party’s Group) for Taxes, for as long as the contents thereof may become material in the administration of any matter under Applicable Tax Law, provided that, in any event, such Tax Records will be preserved and maintained by each such Party (and such Party’s Group members) until at least the expiration of any applicable statutes of limitation, as extended, as determined under Applicable Tax Law.

4.3	Access to Tax Records.

4.3.1 The Corporation shall make available, and cause the Corporation Group members to make available, to members of the Asset Management Company Group and the Manager Group (x) all Tax Records in their possession that relate to a Pre-Arrangement Period, and (y) the portion of any Tax Record in their possession that relates to a Post-Arrangement Period and which is reasonably necessary for the preparation of a Tax Return by a member of the Asset Management Company Group or with respect to a Tax Contest relating to such Tax Return.

4.3.2 The Asset Management Company shall make available, and cause the Asset Management Company Group members to make available, to members of the Corporation Group and Manager Group (x) all Tax Records in their possession that relate to a Pre-Arrangement Period, and (y) the portion of any Tax Record in their possession that relates to a Post-Arrangement Period and which is reasonably necessary for the preparation of a Tax Return by a member of the Corporation Group or with respect to a Tax Contest relating to such Tax Return.

4.3.3 The Manager shall make available, and cause the Manager Group members to make available, to members of the Corporation Group and Asset Management Company Group (x) all Tax Records in their possession that relate to a Pre-Arrangement Period, and (y) the portion of any Tax Record in their possession that relates to a Post-Arrangement Period and which is reasonably necessary for the preparation of a Tax Return by a member of the Corporation Group or with respect to a Tax Contest relating to such Tax Return.

4.4	Confidentiality.

Each Party hereby agrees that it will hold, and shall use its reasonable best efforts to cause its officers, directors, employees, accountants, counsel, consultants, advisors and agents (or any other designees) to hold, in confidence all records and information prepared and shared by and among the Parties in carrying out the intent of this Agreement, except as may otherwise be necessary in connection with the filing of any Tax Returns or any Tax Contest relating to Taxes or unless disclosure is compelled by any Governmental Authority, including any Taxing Authority. Information and documents of one party (the “Disclosing Party”) shall not be deemed to be confidential for purposes of this Section 4.4 to the extent such information or document (i) is previously known to or in the possession of the other party or parties (the “Receiving Party”) and is not otherwise subject to a requirement to be kept confidential, (ii) becomes publicly available by means other than unauthorized disclosure under this Agreement by the Receiving Party, (iii) was lawfully acquired by the Disclosing Party from a third party not bound by a confidentiality obligation or (iv) is approved for release by the Disclosing Party.

4.5	Delivery of Tax Records.

To the extent requested by a Party, each other Party shall provide to a requesting Party copies of (i) any Separate Returns, (ii) the relevant portions of any other Tax Returns, and (iii) other existing Tax Records (or the relevant portion thereof) reasonably necessary for any Party to prepare and file any Tax Returns of, or with respect to, the members of any Group, or to defend or contest Tax matters relevant to any such Group member, including in each case, all Tax Records related to Tax attributes and any and all communications or agreements with, or rulings by, any Tax Authority with respect to any Group member.

ARTICLE 5

TAX CONTESTS, AUDITS, EXAMINATIONS

5.1	Notices of Tax Contests.

As soon as reasonably practicable, each Party shall provide notice to any other Affected Party or Indemnifying Party of any Tax Contest of which it becomes aware relating to Taxes, Losses or any other liabilities or amounts that may affect the liability of any Affected Party or give rise to a claim for indemnification under Article 7. Such notice shall contain (i) factual information (to the extent known) describing any asserted Tax liability or other claim in reasonable detail and shall be accompanied by copies of any assessment, reassessment, notice and other documents received from any Tax Authority or third party in respect of any such matters, and (ii) the amount of such asserted Tax liability or other claim.

5.2	Control of Tax Contests.

5.2.1 In the case of a Tax Contest with respect to any Separate Tax Return, other than a Tax Contest governed by Article 7, the Party having liability for the Tax pursuant to Article 3 shall have the responsibility and control over such Tax Contest, including authority with respect to any settlement of such Tax liability, subject to Section 5.2.3 and Section 5.2.4. To the extent that any Tax Contest implicates the Tax items provided on a Separate Tax Return as well as any related Joint Tax Return or Combined Tax Return, the provisions of Section 5.2.2, rather than Section 5.2.1, shall apply with respect to any such Tax Contests.

5.2.2 In the case of any Tax Contest with respect to any Joint Tax Return or Combined Tax Return, other than a Tax Contest governed by Article 7, the Corporation shall have the responsibility and control over such Tax Contests, including authority with respect to any settlement of such Tax liabilities, subject to Section 5.2.3 and Section 5.2.4.

5.2.3 In the case of any Tax Contests described in Section 5.2.1 or Section 5.2.2, “Controlling Party” means the Party entitled to control the Tax Contest under such Section, and “Non-Controlling Party” means any other Affected Party. The Controlling Party shall have the right to contest, litigate, compromise, and settle any Tax Contest without obtaining the prior consent of the Non-Controlling Party. Unless waived by the Parties in writing, in connection with any potential adjustment in a Tax Contest as a result of which adjustment the Non-Controlling Party may reasonably be expected to become liable for, at least in part, (i) the Controlling Party shall keep any Non-Controlling Party informed in a timely manner of all actions taken or proposed to be taken by the Controlling Party with respect to such potential adjustment in such Tax Contest; (ii) the Controlling Party shall timely provide any Non-Controlling Party copies of any written materials relating to such potential adjustment in such Tax Contest received from any Tax Authority; (iii) the Controlling Party shall timely provided any Non-Controlling Party with copies of any correspondence or filings submitted to any Tax Authority or judicial authority in connection with such potential adjustment in such Tax Contest; (iv) the Controlling Party shall consult and work in good faith with any Non-Controlling Party and offer any such Non-Controlling Party a reasonable opportunity to comment before submitting any written materials prepared or furnished in connection with such potential adjustment in such Tax Contest; and (v) the Controlling Party shall defend such Tax Contest diligently and in good faith.

5.2.4 Unless waived by the Parties in writing, the Controlling Party shall provide any Non-Controlling Party with written notice in advance of, and the Non-Controlling Party shall have the right to attend, any formally scheduled meetings with Tax Authorities or hearing or proceedings before any judicial authorities in connection with any potential adjustment in a Tax Contest pursuant to which a Non-Controlling Party may reasonably be expected to become liable for, at least in part, under this Agreement.

ARTICLE 6

COVENANTS AND RESTRICTIONS

6.1	Canadian Tax-Related Covenants.

6.1.1 Each of the Corporation and the Manager covenants and agrees with and in favour of each other that it shall not effect a “distribution” as defined in subsection 55(1) of the Tax Act to a corporation that is not an “acquiror” within the meaning of such term in the definition of “specified corporation” in subsection 55(1) of the Tax Act before the day that is three years after the Effective Date.

6.1.2 Each of the Corporation and the Manager covenants and agrees with and in favour of each other that during the Restriction Period it shall not take any action, omit to take any action or enter into any transaction that could cause the Pre-Arrangement Reorganization, the Arrangement and/or certain other transactions occurring in conjunction therewith to be taxed in a manner that is inconsistent with the Intended Tax Treatment set forth in the Canadian Tax Opinion without the Corporation or the Manager, as applicable, first delivering Satisfactory Guidance to the other that such proposed action, omission or transaction will not have such effect and the recipient of such Satisfactory Guidance, in its sole discretion, provides written consent with respect to such action, omission or transaction. Notwithstanding the foregoing, the Corporation and the Manager may, in its sole discretion, consent to any action, omission or transaction of the other without first receiving such Satisfactory Guidance.

6.1.3 Each Party covenants and agrees with and in favour of each other Party to: (i) file its Tax Returns and make all other filings, notifications, designations and elections (including section 85 elections under the Tax Act, and the corresponding provisions of any applicable provincial tax legislation), pursuant to the Tax Act and/or any Applicable Tax Law, that are contemplated in the Pre-Arrangement Reorganization and the Arrangement and (ii) reflect the adjustments to its stated capital accounts in accordance with the terms of the Plan of Arrangement following the Effective Date. Where an agreed amount is to be included in any election referred to in this Section 6.1.3, such amount will be within the range contemplated by the Tax Act and/or Applicable Tax Law, as the case may be, and will be the amount, if any, contemplated by the Arrangement Agreement, Pre-Arrangement Reorganization, the Plan of Arrangement, and if applicable, the Canadian Tax Opinion.

6.1.4 Each Party covenants and agrees with and in favour of each other to cooperate in the preparation, execution and filing, in the form and within the time limits prescribed or otherwise contemplated in the Tax Act, of all Tax returns, filings, notifications, designations and elections under the Tax Act as contemplated in this Agreement, the Arrangement Agreement, the Pre-Arrangement Reorganization and the Plan of Arrangement (and any similar Tax returns, elections, notifications or designations that may be required under Applicable Tax Law).

6.1.5 Each of the Corporation and the Manager covenants and agrees with and in favour of each other to cause each of its respective Subsidiaries, as applicable, to comply with the foregoing Sections 6.1.1 to 6.1.4, as well as the other provisions set forth in this Agreement.

6.2	U.S. Tax-Related Covenants.

6.2.1 Except as otherwise permitted pursuant to Section 6.2.2, each of the Corporation, the Manager, and the Asset Management Company covenants and agrees in favor of each other Party that (a) during the Restriction Period, it shall not take or plan to take, and it shall cause its Subsidiaries to refrain from taking or planning to take, any of the actions specified in Sections 6.2.1(i) to (vii) (all such actions, individually, a “Specified Action”). and (b) solely with respect to any exchanges or payments occurring under either the Oaktree Exchange Agreement or the Oaktree Tax Receivables Agreement (as contemplated by Section 6.2.1(vi)), through the last date that any such exchanges or payments could arise under either such agreement (the “Extended Restriction Period”). With respect to each Specified Action, this includes taking any action or, during the Restriction Period or Extended Restriction Period, negotiating, arranging, or formulating any plan to take any such action after the lapse of the Restriction Period or Extended Restriction Period, that would be inconsistent with a Specified Action and/or the information, representations and conclusions set forth in the U.S. Tax Opinion.

i.

The Manager shall (x) maintain its status as a company engaged in the Active Trade or Business for purposes of Section 355(b)(2) of Code, and the Treasury Regulations promulgated thereunder and (y) not engage in any transaction (including making, or causing another party to make, any U.S. tax elections) or enter into or amend any agreement that could cause, or could be reasonably likely to cause, the Manager to cease to be a company engaged in the Active Trade or Business for purposes of Section 355(b)(2) of the Code, taking into account Section 355(b)(3) of the Code and the Treasury Regulations promulgated thereunder and any other administrative authority issued by the IRS including, but not limited to, any applicable IRS Notices, Revenue Procedures and Revenue Rulings for purposes of each of clauses (x) and (y) hereof. For purposes of this Section 6.2.1(i), this includes, but is not otherwise limited to, the following conditions:

a)

the Asset Management Company and its Subsidiaries shall continue in the uninterrupted conduct associated with the Asset Management Business, and the officers of the Asset Management Business shall (i) continue to supervise, direct and control the employees conducting the operational activities of the Asset Management Business and (ii) continue to perform substantial management functions related to the Asset Management Business, including, but not limited to, key decision-making regarding the operations of the business, strategic planning, budgeting and financing, and the hiring, assignment and release of key employees; and

b)

the Manager and/or its Subsidiaries shall (i) maintain the size of its equity ownership of the Asset Management Company, to be no smaller than its equity ownership of the Asset Management Company as of immediately after the Arrangement, (ii) maintain its representation on the Asset Management Company’s board of directors as provided in the certain Voting Agreement entered into, or to be entered into, as between the Corporation and the Manager and (iii) cause its separate employees to continue to be actively engaged in the Asset Management Business conducted by the Asset Management Company and its Subsidiaries including, but not limited to, the continued provision of services to the Asset Management Company and its Subsidiaries under any applicable service agreements or similar arrangements as well as such employees’ retention of key positions on the Asset Management Business’ various Investment Committees.

ii.

The Manager and the Asset Management Company shall not take or plan to take, and it shall cause its Subsidiaries to refrain from taking or planning to take, any actions that would, or would reasonably be likely to, be inconsistent with the corporate business purposes motivating the Arrangement and as described in the U.S Tax Opinion.

iii.

The Manager shall not repurchase its stock in a manner contrary to the requirements of Section 4.05(1)(b) of IRS Revenue Procedure 96-30 (as in effect prior to the amendment of such Revenue Procedure by IRS Revenue Procedure 2003-48) or inconsistent with any representations made or to be made by the Manager with respect to the U.S. Tax Opinion.

iv.

The Manager shall not, and shall not permit any of its Subsidiaries to (a) solicit any person to make an offer for, or otherwise acquire, any portion of the equity interests of the Asset Management Company held by the Manager and/or its Subsidiaries; (b) sell or dispose of any portion of the equity interests of the Asset Management Company held by the Manager and/or its Subsidiaries; (c) negotiate, participate in, or support any unsolicited offer for, or other acquisition or disposition of, any portion of the equity interests of the Asset Management Company held by the Manager and/or its Subsidiaries; or (d) approve or otherwise permit any proposed business combination or any other transaction including one which would result in any acquisition or disposition of the equity interests of the Asset Management Company held by the Manager and/or its Subsidiaries, if the effect of any such transaction would be to cause, or would be reasonably likely to cause, any dilution, reduction or decrease in the Manager’s equity ownership of the Asset Management Company, as compared to its and/or its Subsidiaries’ equity ownership of the Asset Management Company as of immediately after the Arrangement.

v.

The Asset Management Company shall not issue any additional equity interests to any party, or redeem or repurchase any of its outstanding equity interests held by the Corporation and/or its Subsidiaries, on the one hand, or the Manager and/or its Subsidiaries, on the other hand, if the effect of any such issuance, redemption or repurchase, would be to cause, or would be reasonably likely to cause, any dilution, reduction or decrease in the Manager’s equity ownership of the Asset Management Company, as compared to its and/or its Subsidiaries’ equity ownership of the Asset Management Company as of immediately after the Arrangement.

vi.

None of the Corporation, the Manager or the Asset Management Company (including each of their respective Subsidiaries) shall take any action, or omit to take any action, that results, or could reasonably be expected to result, in a change to the Corporation’s or the Manager’s respective ownership of the Asset Management Company (including as a result of any contributions (or deemed contributions) by the Corporation to the Asset Management Company (or any of its respective Subsidiaries) of Corporation Class A Shares, cash or other consideration to facilitate any future payments arising under the Oaktree Exchange Agreement, the OEP Exchange Agreement or the Oaktree Tax Receivables Agreement), unless, prior to any change to the Corporation’s or the Manager’s respective ownership of the Asset Management Company, the Corporation receives Satisfactory Guidance and provides written consent to any such change in ownership, as provided in Section 6.2.2 hereof.

vii.

In addition to the restrictions set forth in Sections 6.2.1(i) through Sections 6.2.1(vi) hereof, the Manager and the Asset Management Company agree (and that it will cause its respective Subsidiaries to agree) to not take any other action, omit to take any other action or enter into any other transaction or agreement that could cause, or would be reasonably likely to cause, the Arrangement and certain related transactions to be taxed in a manner inconsistent with the information, representations or conclusions set forth in the U.S. Tax Opinion.

6.2.2 Notwithstanding the provisions of Section 6.2.1, the Manager, the Asset Management Company and their respective Subsidiaries may take any action that would reasonably be expected to be inconsistent with the covenants and restrictions contained in Section 6.2.1, if, prior to taking any such actions, the Manager and/or the Asset Management Company delivers Satisfactory Guidance to the Corporation with respect to any such action and the Corporation, in its sole discretion, provides written consent with respect to such action. Notwithstanding the foregoing, the Corporation may, in its sole discretion, consent to any such action without first receiving Satisfactory Guidance.

ARTICLE 7

INDEMNITIES

7.1	Indemnity by the Parties.

7.1.1 The Corporation will indemnify and hold harmless the Manager, its Subsidiaries and its Representatives against any Loss suffered or incurred, directly or indirectly, by any such Indemnified Person as a result of or in connection with a breach or non-compliance by the Corporation of a covenant contained in Sections 6.1 or 6.2.

7.1.2 The Manager will indemnify and hold harmless the Corporation, its Subsidiaries and its Representatives against any Losses suffered or incurred, directly or indirectly, by any such Indemnified Person as a result of or in connection with a breach or non-compliance by the Manager of a covenant contained in Sections 6.1 or 6.2.

7.2	Third Party Claims.

7.2.1 If any claim, assertion or proceeding by or in respect of a third party (a “Third Party Claim”) is made or commenced against an Indemnified Person in respect of which the Indemnified Person proposes to demand indemnification from an Indemnifying Party, the Indemnified Person shall give notice to that effect together with particulars of the Third Party Claim (to the extent such particulars have not previously been provided pursuant to Section 5.1) to the Indemnifying Party with reasonable promptness. The failure to give, or delay in giving, such notice will not relieve the Indemnifying Party of its obligations except and only to the extent of any prejudice caused to the Indemnifying Party by such failure or delay. The Indemnifying Party may, by notice to the Indemnified Person given not later than 30 days after receipt of the notice described in this Section 7.2.1, assume control of the defense, compromise or settlement of the Third Party Claim provided that: (i) the Third Party Claim involves only money damages and does not seek any injunctive or other equitable relief; (ii) if the named parties in any Third Party Claim include both the Indemnifying Party and the Indemnified Person, representation by the same counsel would, in the judgment of the Indemnified Person, still be appropriate notwithstanding any actual or potential differing interests between them (including the availability of different defenses); and (iii) settlement of, or an adverse judgment with respect to, the Third Party Claim is not, in the judgment of the Indemnified Person, likely to establish a precedent, custom or practice adverse to the continuing business interests of the Indemnified Person. Upon assumption of control by the Indemnifying Party: (x) the Indemnifying Party shall actively and diligently proceed with the defense, compromise or settlement of the Third Party Claim at its sole cost and expense, retaining counsel reasonably satisfactory to the Indemnified Person; (y) the Indemnifying Party shall keep the Indemnified Person fully advised with respect to the status of the Third Party Claim (including supplying copies of all relevant documents promptly as they become available) and shall arrange for its counsel to inform the Indemnified Person on a regular basis of the status of the Third Party Claim; and (z) the Indemnifying Party shall not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim unless consented to by the Indemnified Person (which consent may not be unreasonably or arbitrarily withheld or delayed).

7.2.2 The Indemnified Person may retain separate co-counsel at its sole cost and expense, and may participate in the defense of the Third Party Claim.

7.2.3 Provided all the conditions set forth in Section 7.2.1 are satisfied and the Indemnifying Party is not in breach of any of its other obligations under this Section 7.2, the Indemnified Person will, at the expense of the Indemnifying Party, cooperate with the Indemnifying Party and use its commercially reasonable efforts to make available to the Indemnifying Party all relevant information in its possession or under its control (provided that it does not cause it to breach any confidentiality obligations) and shall take such other steps as are, in the reasonable opinion of counsel for the Indemnifying Party, necessary to enable the Indemnifying Party to conduct such defense; provided always that: (i) no admission of fault may be made by or on behalf of the Indemnified Person without his, her or its prior written consent; and (ii) the Indemnified Person is not obligated to take any measures which, in the reasonable opinion of the Indemnified Person’s legal counsel, could be prejudicial or unfavorable to the Indemnified Person.

7.2.4 If (i) the Indemnifying Party fails to give the Indemnified Person the notice required in Section 7.2.1 or otherwise fails to comply with any of the conditions in Section 7.2.1, or (ii) the Indemnifying Party breaches any of its other obligations under this Section 7.2, the Indemnified Person may assume control of the defense, compromise or settlement of the Third Party Claim and retain counsel as in its sole discretion may appear advisable, the whole at the Indemnifying Party’s sole cost and expense. Any settlement or other final determination of the Third Party Claim will be binding upon the Indemnifying Party. The Indemnifying Party shall, at its sole cost and expense, cooperate fully with the Indemnified Person and use its reasonable commercial efforts to make available to the Indemnified Person all relevant information in its possession or under its control and take such other steps as are, in the reasonable opinion of counsel for the Indemnified Person, necessary to enable the Indemnified Person to conduct the defense. The Indemnifying Party shall reimburse the Indemnified Person promptly and periodically for the costs of defending against the Third Party Claim (including legal fees and expenses), and shall remain responsible for any Losses the Indemnified Person may suffer resulting from, arising out of, or relating to, the Third Party Claim to the fullest extent provided in this Article 7.

7.3	Procedures for Indemnification – Direct Claims.

Any direct claim for indemnification pursuant to this Agreement must be asserted by providing notice to the Indemnifying Party within a reasonable time after the Indemnified Person becomes aware of such direct claim. The failure to give, or delay in giving, such notice will not relieve the Indemnifying Party of its obligations, except and only to the extent of any prejudice caused to the Indemnifying Party by such failure or delay. The Indemnifying Party will then have a period of 30 days within which to satisfy such direct claim or, failing that, to give notice to the Indemnifying Party that it intends to dispute such direct claim, which notice must be accompanied by reasonable particulars in writing of the basis of such dispute.

ARTICLE 8

GENERAL

8.1	Term.

The term of this Agreement will begin on the Effective Date, immediately following the completion of the “Corporation Spin-off Butterfly” transactions as part of the Arrangement, and will continue in full force and effect, in perpetuity, until terminated in accordance with Section 8.2.

8.2	Termination.

This Agreement may be terminated at any time upon mutual agreement of the Parties.

8.3	Binding Effect.

This Agreement will be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns.

8.4	Waiver.

Any waiver or release of any of the provisions of this Agreement, to be effective, must be in writing executed by the Party granting the same.

8.5	Assignment.

Neither Party may assign this Agreement or any of its rights, interests or obligations under this Agreement (whether by operation of law or otherwise) without the prior written consent of the other Party.

8.6	Notices.

Any demand, notice or other communication to be given in connection with this Agreement must be given in writing and delivered personally or by courier or by facsimile or other means of electronic communication addressed to the recipient as follows:

(a)	To the Corporation

Brookfield Asset Management Inc.

Brookfield Place

181 Bay Street, Suite 100

Toronto, Ontario M5J 2T3

Attention: Swati Mandava

E-mail: swati.mandava@brookfield.com

(b)	To the Manager:

Brookfield Asset Management Ltd.

Brookfield Place

181 Bay Street, Suite 100

Toronto, Ontario M5J 2T3

Attention: Kathy Sarpash

E-mail: kathy.sarpash@brookfield.com

(c)	To the Asset Management Company:

Brookfield Asset Management ULC

Brookfield Place

181 Bay Street, Suite 100

Toronto, Ontario M5J 2T3

Attention: Kathy Sarpash

E-mail: kathy.sarpash@brookfield.com

or other such address that a Party may, from time to time, advise the other Party by notice in writing given in accordance with the foregoing. Date of receipt of any such notice will be deemed to be the date of actual delivery thereof or, if given by facsimile or other electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient with written confirmation of receipt by fax or other electronic communication and verbal confirmation of same and on the next business day, if not given during such hours.

8.7	Counterparts; Facsimiles.

This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute the same instrument. Delivery of an executed signature page to this Agreement by any Party by electronic transmission will be as effective as delivery of a manually executed copy of the Agreement by such Party.

8.8	No Partnership or Other Relationship.

Nothing in this Agreement shall be deemed or construed to create the relationship of a partnership, joint venture or similar relationship between the Parties, and neither Party shall be deemed to be the agent of the other Party.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF the Parties have duly executed this Agreement on the date written on the first page of this Agreement.

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Nicholas H. Goodman
Name: Nicholas H. Goodman Title: Chief Financial Officer

BROOKFIELD ASSET MANAGEMENT LTD.

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash Title: Authorized Signatory

BROOKFIELD ASSET MANAGEMENT ULC

By:	/s/ Justin B. Beber
Name: Justin B. Beber Title: Director